FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For December 7, 2006
Commission File Number: 0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                     Form 20-F [ X ]           Form 40-F [ ]

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

   Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

   Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]
         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

                                  EXHIBIT INDEX


Exhibit         Date              Description of Exhibit
-------         ----              ----------------------
  1       2006/12/07     IIJ's Listing to be Transferred to the First Section of
                         the Tokyo Stock Exchange

EXHIBIT 1

IIJ's Listing to be Transferred to the First Section of the Tokyo
                            Stock Exchange

    TOKYO--(BUSINESS WIRE)--Dec. 7, 2006--Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI, TSE Mothers: 3774), one of Japan's leading Internet access and comprehensive network solutions providers, today announced that it received notification that the Tokyo Stock Exchange ("TSE") has approved the transfer of its listing to the First Section of the TSE from the current Mothers market. IIJ does not plan issuance of new shares and secondary offering along with the transfer.

    "We are pleased that the TSE has approved to move our listing to the First Section of the TSE on December 14, 2006," said Koichi Suzuki, President and CEO of IIJ. "It has been a little more than one year since we listed on the TSE's Mothers market on December 2, 2005. We appreciate all of the support from our shareholders and other stake holders."

    IIJ was established in December 1992 as a pioneering Internet service provider in Japan. Since that time, the Company has expanded its business to outsourcing services and systems integration based on advanced Internet-protocol ("IP") technology. IIJ will continue to provide highly reliable Internet services as IP technology becomes an ever more critical social infrastructure.

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI, Tokyo Stock Exchange Mothers: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the Mothers market of Tokyo Stock Exchange in 2005. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

    CONTACT: IIJ Corporate Communications
             Tel: +81-3-5259-6500
             Fax: +81-3-5259-6311
             ir@iij.ad.jp
             http://www.iij.ad.jp/

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Internet Initiative Japan Inc.




Date:  December 7, 2006            By:   /s/ Koichi Suzuki
                                         ---------------------------------------
                                          Koichi Suzuki
                                          President, Chief Executive Officer and
                                          Representative Director